# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAFTECH INTERNATIONAL LTD, CIK 0000931148
CUSIP: 384313607
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-25-000855
Filed by CIK 0002072340

## Reporting persons
- Graphite India Ltd: type of reporting person: other (OO); citizenship or place of organization: India (K7); sole voting power 2,550,000; shared voting power 0; sole dispositive power 2,550,000; shared dispositive power 0; aggregate amount beneficially owned 2,550,000 (9.8% of the class)
  Comment: The percentage presented in box 11 is calculated based on 26,047,835 shares of Common Stock outstanding effective as of April 17, 2026. This calculation is derived from information provided in Form 10-Q filed by the Issuer with the SEC on May 1, 2026.

## Item 1. Issuer
Name of issuer: GRAFTECH INTERNATIONAL LTD
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio 44131

## Item 2. Person Filing
Name of person filing: Graphite India Limited
Address of principal business office or, if none, residence: 31 Chowringhee Road, Kolkata, India 70016
Citizenship: Republic of India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As on April 17, 2026, the Reporting Person may be deemed the beneficial owner of 2,550,000 shares of Common Stock which represents approximately 9.79% of the shares of Common Stock outstanding. This percentage is based on 26,047,835 shares of Common Stock outstanding as of April 17, 2026, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 01, 2026.
Percent of class: 9.8%
Sole power to vote or to direct the vote: 2,550,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,550,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Graphite India Ltd: /s/ Mahendra Kumar Chhajer, Mahendra Kumar Chhajer / Chief Financial Officer (05/11/2026)